Exhibit (a)(25)

Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154
414-570-4000
www.midwestairlines.com
Traded: AMEX (MEH)

Media Inquiries: Carol Skornicka, 414-570-3980 (o), 414-303-6516 (c) or Carol.Skornicka@midwestairlines.com

Analyst/Investor Inquiries: Dennis O’Reilly, 414-570-3954 (o) or Dennis.O’Reilly@midwestairlines.com

FOR IMMEDIATE RELEASE

April 13, 2007

MIDWEST AIR GROUP BOARD DETERMINES
REVISED AIRTRAN OFFER IS INADEQUATE;
CITES STRENGTH OF LONG-TERM STRATEGIC PLAN,
RECOMMENDS SHAREHOLDERS REJECT OFFER

Milwaukee, Wisconsin, April 13, 2007 – The board of directors of Midwest Air Group, Inc. (AMEX: MEH), parent company of Midwest Airlines, today announced it unanimously recommends that Midwest’s shareholders reject AirTran Holdings, Inc.’s (NYSE: AAI) revised offer to acquire all outstanding shares of Midwest for a combination of $9.00 in cash and 0.5842 of a share of AirTran common stock. The board advises shareholders not to tender their shares to AirTran.

The board reached its conclusion after discussions with its legal and financial advisors and careful consideration – including a thorough evaluation of the revised AirTran offer, the various alternatives available to Midwest, and Midwest’s long-term strategic plan.

“Our board determined that AirTran’s revised offer does not take into account the long-term value of our strategic plan,” explained Timothy E. Hoeksema, chairman and chief executive officer. “The board believes that Midwest’s future holds great promise and that the best interests of all stakeholders lies in Midwest continuing to execute its plan. As the true owners of the company, Midwest shareholders should benefit from the company’s long-term plans to continue to create value.”

Midwest filed an amendment to Schedule 14D-9 with the Securities and Exchange Commission (SEC) today, which sets forth the reasons for the board’s recommendation and related information. These reasons include:

•

AirTran’s revised offer is inadequate and does not fully reflect the long-term value of Midwest’s strategic plan, including its strong market position and future growth prospects.

o

The board received an oral opinion from Goldman, Sachs & Co. on April 12, 2007, that as of that date, the revised offer was inadequate from a financial point of view to Midwest’s shareholders (other than AirTran and its affiliates).

o

The board believes that Midwest’s strong operating performance in 2006 provides clear evidence of the strength of the strategic plan. Achievements in 2006 include traffic growth of 21.5%, unit revenue growth of 12.5% and yield improvement of 5.4%. This strong revenue performance, combined with Midwest’s successful cost-reduction efforts, generated a $66 million improvement in operating income for 2006 compared with 2005.

o

The board noted that the performance of Midwest stock was further evidence of the success of Midwest’s strategy, as the price of the stock increased by 61% in 2006 prior to the public disclosure of the AirTran proposal.

o

The board maintains that Midwest’s strategic initiatives, both those recently implemented and those planned for the future, will provide the foundation for profitable growth in 2007 and the years ahead. Recent strategic initiatives include the establishment of a regional flying agreement with SkyWest, Inc.; the decision to put two additional MD-80s into service beginning in mid-2007; the hedge of approximately 90% of Midwest’s 2007 fuel requirements; and numerous service enhancements implemented since the beginning of this year.

o

In recommending rejection of the revised offer, the board considered Midwest’s updated forecast, which reflects the preliminary results of the first quarter and other developments over the past three months.

•

The board believes that the timing of AirTran’s attempts to take over Midwest is opportunistic and the revised offer is disadvantageous to Midwest’s shareholders. In particular, the board believes that:

o

AirTran’s attempts to acquire Midwest are timed to take advantage of the significant strategic initiatives undertaken and investments made by Midwest during the recent down cycle in the airline industry. The board believes that industry market conditions will continue to improve and increasingly favor high-quality carriers like Midwest, and that AirTran timed the revised offer to acquire Midwest before these factors are fully reflected in Midwest’s share price.

o

As of March 31, 2007, Midwest had approximately $171 million of cash, representing more than $6.50 per share. According to AirTran, the cash portion of the revised offer and related expenses is approximately $240 million. Therefore, Midwest’s cash on hand represents more than 70% of the cash estimated by AirTran necessary to complete the proposed acquisition.

o

If the synergies AirTran claims will result from the proposed combination are realized as AirTran projects, the resulting benefit to the combined company is not reflected in the value of the consideration that would be received by Midwest’s shareholders under the revised offer.

o

As of December 31, 2006, Midwest had approximately $23 million in net operating loss tax benefit. A change in control of Midwest could diminish or delay the realization of this benefit.

•

The value of the consideration being offered by AirTran is uncertain and highly dependent on the value of AirTran’s common stock.

o

In assessing the potential consideration to be received under the revised offer, the board noted the recent stock price performance of AirTran. During the past 12 months, AirTran’s stock price has declined by 29% compared to a 158% increase in Midwest’s stock price and an approximate 22% increase in an index of network carrier stock prices (which consists of AMR Corp., UAL Corp., Alaska Airlines, Continental Airlines and US Airways).

•

Under Wisconsin law and Midwest’s Articles of Incorporation, the board is authorized to consider the interests of stakeholders of Midwest other than its shareholders – including employees, suppliers, customers and the communities it serves – when considering an offer of this type.

o

The board believes that AirTran’s plans to operate the combined company are not credible and would not serve the interests of all stakeholders. The lack of a credible plan creates uncertainty about how those interests would actually be served by the combined company.

As noted above, the board took into account the company’s updated forecast. While solidly ahead of the same period in 2006, first quarter 2007 revenue performance was slightly below plan. Midwest expects to report a profitable first quarter on a GAAP (Generally Accepted Accounting Principles) basis. It expects its first quarter loss on a non-GAAP basis to be slightly greater than the loss reported last year on a GAAP basis. Therefore, Midwest now expects its full year 2007 non-GAAP earnings per diluted share to fall in the range of $1.30 to $1.50, which excludes expenses relating to the impact of mark-to-market fuel hedge accounting and costs associated with AirTran’s offers. Midwest is unable to provide a forecast of full-year GAAP net earnings at this time.

Midwest believes that these non-GAAP measures, when presented in conjunction with comparable GAAP measures, are useful because that information is an appropriate measure for evaluating Midwest’s operating performance as these costs are not directly attributable to the underlying performance of its business operations. Internally, Midwest uses this non-GAAP information as an indicator of business performance and management’s effectiveness. These measures should be considered in addition to, not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

In light of comments received from the staff of the SEC, the board also established a new record date for its Annual Meeting of Shareholders of May 11, 2007 and a new date for its annual meeting of June 14, 2007.

Goldman, Sachs & Co. is acting as financial advisor, Godfrey & Kahn, S.C. and Sidley Austin LLC are acting as legal advisors, and MacKenzie Partners are acting as proxy advisors to Midwest.

Midwest Airlines features jet service throughout the United States, including Milwaukee’s most daily nonstop flights and best schedule to major destinations. Catering to business travelers and discerning leisure travelers, the airline earned its reputation as “The best care in the air” by providing passengers with impeccable service and onboard amenities at competitive fares. Both Skyway Airlines, Inc. – a wholly owned subsidiary of Midwest Airlines – and SkyWest Airlines operate as Midwest Connect and offer service to and connections through Midwest Airlines’ hubs. Together, the airlines offer service to 51 cities. More information is available at http://www.midwestairlines.com.

This news release contains forward-looking statements about the results expected under the company’s strategic plan and that otherwise may state the company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future. Words such as “projecting,” “expect,” “should,” “anticipate,” “believe,” “estimate,” “goal,” “plan,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that the company’s actual results could differ materially from the projected results contained in these forward-looking statements. Factors that may cause such a difference to occur include, but are not limited to, fees and expenses incurred in connection with AirTran’s unsolicited exchange offer and the risk factors described in “Item 1A. Risk Factors” in the company’s “Annual Report on Form 10-K” for the year ended December 31, 2006.

Important Additional Information

The Board of Directors of Midwest (“Board of Directors”) will be soliciting proxies for use at the 2007 Annual Meeting of Shareholders, or at any adjournment or postponement thereof, to vote in favor of a slate of directors to be nominated by the Board of Directors and to vote on any other matters that properly come before the 2007 Annual Meeting. Midwest has filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2007 Annual Meeting and will be filing a definitive proxy statement with the SEC (the “2007 Proxy Statement”). Promptly after filing the definitive 2007 Proxy Statement with the SEC, Midwest will mail the 2007 Proxy Statement and a WHITE Proxy Card to each Midwest shareholder entitled to vote at the Annual Meeting. Midwest has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in soliciting proxies from its shareholders. Midwest has agreed to pay customary compensation to MacKenzie for such services and to indemnify MacKenzie and certain related persons against certain liabilities relating to or arising out of the engagement. Directors, officers and employees of Midwest may solicit proxies, although no additional compensation will be paid to directors, officers or employees for such services.

Midwest has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding AirTran’s exchange offer that contain information regarding members of the Board of Directors’ and members of management’s potential interests in the exchange offer. Information regarding securities ownership by certain members of the Board of Directors and certain members of management as of February 19, 2006 is contained in Midwest’s proxy statement for its 2006 Annual Meeting of Stockholders, dated as of March 23, 2006 (the “2006 Proxy Statement”) and will be contained in the 2007 Proxy Statement. Midwest shareholders should read the Schedule 14D-9 and the 2007 Proxy Statement when it is filed with the SEC (including any amendments to such documents) because these documents contain (or will contain) important information. The 2007 Proxy Statement (when filed), the 2006 Proxy Statement, the Schedule 14D-9 and other public filings made by Midwest with the SEC are available without charge from the SEC’s Web site at sec.gov and from Midwest at midwestairlines.com.

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